                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 6)

                    Under the Securities Exchange Act of 1934

                        NEW WORLD RESTAURANT GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Shares of Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    649271103
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                           GREENLIGHT CAPITAL, L.L.C.
                        420 Lexington Avenue, Suite 1740
                            New York, New York 10170
                            Tel. No.: (212) 973-1900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                                Eliot D. Raffkind
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                 October 1, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------
CUSIP No. 649271103                  13D/A
-------------------


   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Greenlight Capital, L.L.C.
--------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

   3    SEC USE ONLY

--------------------------------------------------------------------------------

   4    SOURCE OF FUNDS*

        AF, WC
--------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------

                                         7     SOLE VOTING POWER

                                               10,041,649 (includes 493,682
           NUMBER OF                           shares issuable to affiliates of
            SHARES                             the reporting person upon
         BENEFICIALLY                          exercise of Warrant Agreements
                                               with the Issuer)
                                       -----------------------------------------

                                         8     SHARED VOTING POWER

           OWNED BY                            0
             EACH                      -----------------------------------------
          REPORTING
         PERSON WITH                     9     SOLE DISPOSITIVE POWER

                                               10,041,649 (includes 493,682
                                               shares issuable to affiliates of
                                               the reporting person upon
                                               exercise of Warrant Agreements
                                               with the Issuer)
                                       -----------------------------------------

                                        10     SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,041,649 (includes 493,682 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
--------------------------------------------------------------------------------

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

--------------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        97.2%
--------------------------------------------------------------------------------

   14   TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------


         *SEE INSTRUCTIONS BEFORE FILLING OUT


                                    2 of 10

-------------------
CUSIP No. 649271103                  13D/A
-------------------


   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        David Einhorn
--------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

   3    SEC USE ONLY

--------------------------------------------------------------------------------

   4    SOURCE OF FUNDS*

        AF, WC
--------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------

                                         7     SOLE VOTING POWER

                                               10,041,649 (includes 493,682
           NUMBER OF                           shares issuable to affiliates of
            SHARES                             the reporting person upon
         BENEFICIALLY                          exercise of Warrant Agreements
                                               with the Issuer)
                                       -----------------------------------------

                                         8     SHARED VOTING POWER

           OWNED BY                            0
             EACH                      -----------------------------------------
          REPORTING
         PERSON WITH                     9     SOLE DISPOSITIVE POWER

                                               10,041,649 (includes 493,682
                                               shares issuable to affiliates of
                                               the reporting person upon
                                               exercise of Warrant Agreements
                                               with the Issuer)
                                       -----------------------------------------

                                        10     SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,041,649 (includes 493,682 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
--------------------------------------------------------------------------------

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]

--------------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        97.2%
--------------------------------------------------------------------------------

   14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------


         *SEE INSTRUCTIONS BEFORE FILLING OUT


                                    3 of 10

-------------------
CUSIP No. 649271103                  13D/A
-------------------


   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Greenlight Capital, L.P.
--------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

   3    SEC USE ONLY

--------------------------------------------------------------------------------

   4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------

                                         7     SOLE VOTING POWER

                                               1,286,746 (includes 80,811 shares
           NUMBER OF                           issuable to affiliates of the
            SHARES                             reporting person upon exercise
         BENEFICIALLY                          of Warrant Agreements with the
                                               Issuer)
                                       -----------------------------------------

                                         8     SHARED VOTING POWER

           OWNED BY                            0
             EACH                      -----------------------------------------
          REPORTING
         PERSON WITH                     9     SOLE DISPOSITIVE POWER

                                               1,286,746 (includes 80,811 shares
                                               issuable to affiliates of the
                                               reporting person upon exercise of
                                               Warrant Agreements with the
                                               Issuer)
                                       -----------------------------------------

                                        10     SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,286,746 (includes 80,811 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
--------------------------------------------------------------------------------

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*               [ ]

--------------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        13.0%
--------------------------------------------------------------------------------

   14   TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------


         *SEE INSTRUCTIONS BEFORE FILLING OUT


                                    4 of 10

-------------------
CUSIP No. 649271103                  13D/A
-------------------


   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Greenlight Capital Qualified, L.P.
--------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

   3    SEC USE ONLY

--------------------------------------------------------------------------------

   4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------

                                         7     SOLE VOTING POWER

                                               3,903,025 (includes 204,780
           NUMBER OF                           shares issuable to affiliates of
            SHARES                             the reporting person upon
         BENEFICIALLY                          exercise of Warrant Agreements
                                               with the Issuer)
                                       -----------------------------------------

                                         8     SHARED VOTING POWER

           OWNED BY                            0
             EACH                      -----------------------------------------
          REPORTING
         PERSON WITH                     9     SOLE DISPOSITIVE POWER

                                               3,903,025 (includes 204,780
                                               shares issuable to affiliates of
                                               the reporting person upon
                                               exercise of Warrant Agreements
                                               with the Issuer)
                                       -----------------------------------------

                                        10     SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,903,025 (includes 204,780 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
--------------------------------------------------------------------------------

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*               [ ]

--------------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        38.8%
--------------------------------------------------------------------------------

   14   TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------


         *SEE INSTRUCTIONS BEFORE FILLING OUT


                                    5 of 10

-------------------
CUSIP No. 649271103                  13D/A
-------------------


   1    NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Greenlight Capital Offshore, Ltd.
--------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------

   3    SEC USE ONLY

--------------------------------------------------------------------------------

   4    SOURCE OF FUNDS*

        AF, WC
--------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)                                                 [ ]

--------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        British Virgin Islands
--------------------------------------------------------------------------------

                                         7     SOLE VOTING POWER

                                               4,851,878 (includes 208,091
           NUMBER OF                           shares issuable to affiliates of
            SHARES                             the reporting person upon
         BENEFICIALLY                          exercise of Warrant Agreements
                                               with the Issuer)
                                       -----------------------------------------

                                         8     SHARED VOTING POWER

           OWNED BY                            0
             EACH                      -----------------------------------------
          REPORTING
         PERSON WITH                     9     SOLE DISPOSITIVE POWER

                                               4,851,878 (includes 208,091
                                               shares issuable to affiliates of
                                               the reporting person upon
                                               exercise of Warrant Agreements
                                               with the Issuer)
                                       -----------------------------------------

                                        10     SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,851,878 (includes 208,091 shares issuable to affiliates of the reporting person upon exercise of Warrant Agreements with the Issuer)
--------------------------------------------------------------------------------

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*               [ ]

--------------------------------------------------------------------------------

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        48.3%
--------------------------------------------------------------------------------

   14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------


         *SEE INSTRUCTIONS BEFORE FILLING OUT


                                    6 of 10

                         AMENDMENT NO. 6 TO SCHEDULE 13D

                  This Amendment No. 6 to Schedule 13D (the "Schedule 13D"), relating to shares of common stock of New World Restaurant Group, Inc., f/k/a New World Coffee - Manhattan Bagel, Inc., f/k/a New World Coffee & Bagels, Inc., a Delaware corporation (the "Issuer"), is being filed as an amendment to the statement on Schedule 13D as filed with the Securities and Exchange Commission (the "Commission") on January 30, 2001, as amended by Amendment No. 1 filed with the Commission on February 2, 2001, Amendment No. 2 filed with the Commission on July 2, 2001, Amendment No. 3 filed with the Commission on May 30, 2003, Amendment No. 4 filed with the Commission on June 20, 2003 and Amendment No. 5 filed with the Commission on July 16, 2003. This Schedule 13D is filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company, and its affiliates ("Greenlight"), Greenlight Capital, L.P., a Delaware limited partnership ("Greenlight Fund"), of which Greenlight is the general partner, Greenlight Capital Offshore, Ltd., a British Virgin Islands international business company ("Greenlight Offshore"), for whom Greenlight Capital Inc., an affiliate of Greenlight Capital, L.L.C., acts as investment advisor, Greenlight Capital Qualified, L.P., a Delaware limited partnership ("Greenlight Qualified"), of which Greenlight is the general partner, and Mr. David Einhorn, principal of Greenlight (the "Principal").

                  This Schedule 13D relates to shares of Common Stock of the Issuer purchased by Greenlight for the accounts of (i) Greenlight Fund, (ii) Greenlight Qualified, and (iii) Greenlight Offshore (collectively, the "Greenlight Entities").

ITEM 4.           PURPOSE OF THE TRANSACTION

                  Item 4 of the Schedule 13D is hereby amended and supplemented by the following paragraphs:

                  Pursuant to that certain Note Purchase and Put Agreement, dated June 27, 2003, among Jefferies & Company, Inc. ("Jefferies") and the Greenlight Entities, a copy of which is attached as Exhibit 99.2 to Amendment No. 5 to Schedule 13D, as filed with the Commission on July 16, 2003, on July 8, 2003, the Greenlight Entities purchased the $4,337,480.64 principal amount of notes of the Issuer held by Jefferies (the "Notes") for $2,770,000, paid to Jefferies in cash. Pursuant to that certain Amendment to Note Purchase and Security Agreement, dated July 8, 2003, among New World EnbcDeb Corp. ("EnbcDeb"), the Issuer, Jefferies and the Greenlight Entities (the "Amendment"), a copy of which is attached as Exhibit 99.3 to Amendment No. 5 to
Schedule 13D, as filed with the Commission on July 16, 2003, the Issuer issued to the Greenlight Entities, contemporaneously with the consummation of the refinancing of its existing Senior Secured Increasing Rate Notes due 2003, 4,337.481 shares of its Series F Preferred Stock in full satisfaction of the Issuer's obligations under the Amendment. Upon the issuance to the Greenlight Entities of the Issuer's Series F Preferred Stock as detailed above, the obligations of EnbcDeb and the Issuer to the Greenlight Entities, as holders of the Notes, ceased and such Notes were cancelled.

                  Pursuant to that certain Equity Restructuring Agreement (the "Equity Restructuring Agreement") dated June 26, 2003, among the Greenlight Entities, Halpern Denny


                                    7 of 10

Fund III, L.P. ("HD") and the Issuer, a copy of which is attached as Exhibit
99.1 to Amendment No. 5 to Schedule 13D as filed with the Commission on July 16, 2003, (a) HD exchanged all of its equity interests in the company for $57.0 million face amount of a new Series Z Preferred Stock and (b) the Greenlight Entities exchanged all of its 61,706.237 shares of Series F Preferred Stock, including the 4,337.481 shares of Series F Preferred Stock the Greenlight Entities received from the Issuer in exchange for the cancellation of the Notes, for 938,084,289 shares of Common Stock of the Issuer. To effect the equity restructuring, the Issuer and its shareholders authorized a 1.6610444-for-one forward stock split, which such stock split became effective immediately prior to the equity restructuring. The Issuer and its shareholders also approved a one-for-100 reverse stock split, which became effective immediately following the implementation of the forward stock split and the consummation of the transactions contemplated by the Equity Restructuring Agreement. Pursuant to the closing of the equity restructuring and the implementation of the forward and reverse stock splits, the Greenlight Entities, including warrants, currently beneficially own approximately 97.2% of the Issuer's outstanding Common Stock.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                  (a) As of October 13, 2003, Greenlight and Mr. Einhorn beneficially own 10,041,649 shares of Common Stock of the Issuer (which includes 493,682 shares issuable to Greenlight Fund, Greenlight Offshore and Greenlight Qualified upon exercise of the Warrants), which represents 97.2% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 10,041,649 shares of Common Stock beneficially owned by Greenlight and Mr. Einhorn as of the date hereof, by (ii) 10,335,510 shares of Common Stock, which equals the sum of (y) 9,841,828 shares of Common Stock outstanding as of September 30, 2003 based upon the Issuer's Form 8-K filed with the Commission on October 2, 2003 and (z) 493,682 shares of Common Stock underlying the Warrants. The 493,682 shares of Common Stock underlying the Warrants described above are beneficially owned by Greenlight and Mr. Einhorn for the account of Greenlight Fund, Greenlight Offshore or Greenlight Qualified, as the case may be.

                  As of October 13, 2003, Greenlight Fund beneficially owns 1,286,746 shares of Common Stock of the Issuer (which includes 80,811 shares issuable to the reporting persons upon exercise of its Warrants), which represents 13.0% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 1,286,746 shares of Common Stock beneficially owned by Greenlight Fund as of the date hereof, by (ii) 9,922,639 shares of Common Stock, which equals the sum of (y) 9,841,828 shares of Common Stock outstanding as of September 30, 2003 based upon the Issuer's Form 8-K filed with the Commission on October 2, 2003 and (z) 80,811 shares of Common Stock underlying its Warrants.

                  As of October 13, 2003, Greenlight Qualified beneficially owns 3,903,025 shares of Common Stock of the Issuer (which includes 204,780 shares issuable to the reporting persons upon exercise of its Warrants), which represents 38.8% of the Issuer's outstanding shares


                                    8 of 10
of Common Stock, which such percentage was calculated by dividing (i) the 3,903,025 shares of Common Stock beneficially owned by Greenlight Qualified as of the date hereof, by (ii) 10,046,608 shares of Common Stock, which equals the sum of (y) 9,841,828 shares of Common Stock outstanding as of September 30, 2003 based upon the Issuer's Form 8-K filed with the Commission on October 2, 2003 and (z) 204,780 shares of Common Stock underlying its Warrants.

                  As of October 9, 2003, Greenlight Offshore beneficially owns 4,851,878 shares of Common Stock of the Issuer (which includes 208,091 shares issuable to the reporting persons upon exercise of its Warrants), which represents 48.3% of the Issuer's outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 4,851,878 shares of Common Stock beneficially owned by Greenlight Offshore as of the date hereof, by (ii) 10,049,919 shares of Common Stock, which equals the sum of (y) 9,841,828 shares of Common Stock outstanding as of September 30, 2003 based upon the Issuer's Form 8-K filed with the Commission on October 2, 2003 and (z) 208,091 shares of Common Stock underlying its Warrants.

                  (b) Greenlight and Mr. Einhorn for the account of each of Greenlight Fund, Greenlight Offshore and Greenlight Qualified have the power to vote and dispose of the aggregate 10,041,649 shares of Common Stock held by the Greenlight Entities.

                  (c) Other than as described in Items 3 and 4 above, none of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principals have engaged in any transactions in the Common Stock within the past 60 days.

                  (d)      Not Applicable.

                  (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Except as set forth in Item 4 of this Schedule 13D, as amended, none of Greenlight, Greenlight Fund, Greenlight Qualified, Greenlight Offshore and the Principal have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

None


                                    9 of 10

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   October 13, 2003


                                       GREENLIGHT CAPITAL, L.L.C.

                                       By:  /s/ DAVID EINHORN
                                            ------------------------------------
                                            David Einhorn, Managing Member

                                       GREENLIGHT CAPITAL, L.P.

                                       By:  Greenlight Capital, L.L.C., its
                                            general partner

                                       By:  /s/ DAVID EINHORN
                                            ------------------------------------
                                        David Einhorn, Managing Member

                                       GREENLIGHT CAPITAL QUALIFIED, L.P.

                                       By:  Greenlight Capital, L.L.C., its
                                            general partner

                                       By:  /s/ DAVID EINHORN
                                            ------------------------------------
                                            David Einhorn, Managing Member

                                       GREENLIGHT CAPITAL OFFSHORE, LTD.

                                       By:  Greenlight Capital, Inc., its
                                            investment advisor

                                       By:  /s/ DAVID EINHORN
                                            ------------------------------------
                                            David Einhorn, President

                                       /s/ DAVID EINHORN
                                       -----------------------------------------
                                       David Einhorn